UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

FORTY SEVEN, INC.

(Name of Subject Company (Issuer))

TORO MERGER SUB, INC.

a wholly-owned subsidiary of

GILEAD SCIENCES, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

34983P104

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, Corporate Affairs, General Counsel and Corporate Secretary

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,949,381,117.36	$ 642,429.67

*                 Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 48,151,481 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Forty Seven, Inc. (“Forty Seven”) multiplied by $95.50, (ii) 1,341,064 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $95.50, and (iii) 2,924,066 Shares issuable pursuant to outstanding unvested stock options multiplied by $76.21 (which is $95.50 minus the weighted average exercise price for such options of $19.29 per share). The calculation of the filing fee is based on information provided by Forty Seven as of February 29, 2020.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 642,429.67	Filing Party:	Toro Merger Sub, Inc. and Gilead Sciences, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 10, 2020

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐            issuer tender offer subject to Rule 13e-4.
☐            going-private transaction subject to Rule 13e-3.
☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Toro Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Gilead Sciences, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on March 10, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Forty Seven, Inc., a Delaware corporation (“Forty Seven”), at a price of $95.50 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated March 10, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase:

Items 1 through 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 12:00 midnight, Eastern Time, on Tuesday, April 7, 2020 (one minute after 11:59 p.m., Eastern Time, on April 6, 2020), the Offer expired. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 43,040,853 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 89.07% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 2,133,813 additional Shares, representing approximately 4.42% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three (3) business days) pay for, all Shares tendered and not properly withdrawn pursuant to Offer.

Parent and Purchaser expect to complete the acquisition of Forty Seven on April 7, 2020 by consummating the Merger pursuant to the Merger Agreement without a meeting of the Forty Seven shareholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each outstanding Share (other than any Shares held by or in the treasury of Forty Seven or owned by Parent, Purchaser or any of Parent’s other subsidiaries and any Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time of the Merger) will be cancelled and converted into the right to receive $95.50, in cash, without interest.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Forty Seven’s reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020

TORO MERGER SUB, INC.

By:	/s/ BRETT A. PLETCHER
	Name:	Brett A. Pletcher
	Title:	Secretary and Director

GILEAD SCIENCES, INC.

By:	/s/ BRETT A. PLETCHER
	Name:	Brett A. Pletcher
	Title:	Executive Vice President, Corporate Affairs, General Counsel and Corporate Secretary